Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum                       Direct Dial: 202-239-3346                        E-mail: david.baum@alston.com

April 6, 2016

VIA E-MAIL and EDGAR

Lisa N. Larkin

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Centerstone Investors Trust Registration Statement on Form N-1A, filed on January 13, 2016 File Nos. 333-208987, 811- 23128

Dear Ms. Larkin:

This letter is provided in response to comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) in a letter dated February 12, 2016, relating to the registration statement on Form N-1A of the Centerstone Investors Trust (the “Trust” or the “Registrant”) relating to its series the Centerstone Investors Fund (the “Investors Fund”) and the Centerstone International Fund (the “International Fund,” and together with the Investors Fund, the “Funds”), filed on January 13, 2016 (File Numbers 333-208987, 811- 23128) (the “Registration Statement”).

Each response is numbered to correspond to the Commission’s comment letter. A pre-effective amendment to the Registration Statement reflecting these changes will be filed shortly after this comment letter.

Securities and Exchange Commission

April 6, 2016

Facing Sheet

Comment #1

Please insert the title of the securities being registered. See cover page of Form N-1A.

Response #1

The Registrant has made the requested change.

Prospectus

Page 2 – Fees and Expenses (Investors Fund)

Comment #2

Please disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Item 3, Instruction 3(f)(vi) of Form N-1A.

Response #2

The Registrant has made the requested change for each Fund.

Comment #3

Please confirm that the expense limitation agreement referred to in footnote 4 of the fee table will apply for no less than one year from the effective date of the Registration Statement. See Item 3, Instruction 3(e) of Form N-1A.

Response #3

The Registrant confirms that for each Fund the expense limitation agreement referred to in footnote 4 of the fee table will apply for no less than one year from the effective date of the Registration Statement.

Comment #4

Please revise the last sentence in footnote 4 of the fee table to clarify that the Adviser cannot recoup excess expense payments unless the fund’s expenses are lower than they were at the time of the waiver/reimbursement.

Securities and Exchange Commission

April 6, 2016

Response #4

The Registrant has revised the last sentence in footnote 4 as follows in response to your comment, the change will also be made for the International Fund:

The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Investors Fund’s annual operating expenses to exceed the lower of the expense cap currently in place or that was in place at the time the fees were waived.

Comment #5

Please clarify in the introduction to the Example that the costs reflect a fee waiver/expense reimbursement only for the term of the operating expense limitation agreement.

Response #5

The Registrant has revised the disclosure as follows in response to your comment, the revision will also be made for the International Fund:

This Example is intended to help you compare the cost of investing in the Investors Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Investors Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Investors Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2018. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Page 3 – Principal Investment Strategies

Comment #6

In the fourth paragraph (“The Investors Fund may seek to hedge its exposure to foreign currencies, . . .”), please disclose all of the types of derivatives that the Investors Fund will use to execute its principal investment strategy.

Response #6

The disclosure in the fourth paragraph in its entirety states:

Securities and Exchange Commission

April 6, 2016

The Investors Fund may seek to hedge its exposure to foreign currencies, typically through the use of foreign currency derivatives, including currency forward contracts and may engage in currency transactions with counterparties to gain or reduce exposure to certain currencies or to generate income or gains. The Investors Fund may invest a portion of its assets in derivative instruments. These include forward contracts and futures contracts. The Investors Fund may invest in derivatives primarily to seek to hedge exposure to certain markets and securities and/or for speculative (i.e., non-hedging) purposes.

The Registrant confirms to the staff that the above discloses all of the types of derivatives that the Investors Fund will use to execute its principal investment strategy.

Page 4 – Principal Risks (Investors Fund)

Comment #7

With respect to “Fixed Income Risk,” consider adding disclosure about duration if the fund has any requirements or limitations as to duration.

Response #7

The Registrant has revised the disclosure as follows in response to your comment and has made corresponding changes to the risk disclosure in the Statutory Section for both Funds:

•	Fixed Income Risk. When the Investors Fund invests in fixed income securities (without regard to credit rating or time to maturity), the value of your investment in the Investors Fund may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Investors Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

Page 5 – Principal Risks (Investors Fund) cont’d

Comment #8

With respect to “American Depository Receipt (“ADR”) Risk,” consider adding disclosure about the differences between sponsored and unsponsored ADRs.

Securities and Exchange Commission

April 6, 2016

Response #8

The Registrant has revised the disclosure as follows in response to your comment:

Summary:

• American Depository Receipt (“ADR”) Risk. ADRs are receipts issued by US banks evidencing ownership in securities of foreign issuers. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons. ADRs may be “sponsored” or “unsponsored.” Sponsored ADRs are those in which the non-U.S. company enters into an agreement directly with the U.S. depositary bank to arrange for recordkeeping, forwarding of shareholder communications, payment of dividends, and other services. An unsponsored ADR is set up without the cooperation of the non-U.S. company and may be initiated by a broker-dealer wishing to establish a U.S. trading market.

Statutory:

American Depositary Receipts (ADRs) Risk. The Fund may invest in U.S. dollar denominated American Depositary Receipts of foreign companies (“ADRs”). ADRs are receipts typically issued by a U.S. bank or trust company evidencing its ownership of the underlying foreign securities. Securities of foreign issuers, and consequently ADRs, may decrease in value due to changes in currency exchange rates, the economic climate in the issuer’s home country or for a variety of other reasons. ADRs may be “sponsored” or “unsponsored.” Sponsored ADRs are those in which the non-U.S. company enters into an agreement directly with the U.S. depositary bank to arrange for recordkeeping, forwarding of shareholder communications, payment of dividends, and other services. An unsponsored ADR is set up without the cooperation of the non-U.S. company and may be initiated by a broker-dealer wishing to establish a U.S. trading market. The risks of ADRs include many of the risks associated with investing directly in foreign securities such as those listed above.

Page 8 – Principal Investment Strategies and Risks (International Fund)

Comment #9

Please provide a more comprehensive definition of “mature markets.” For example, the United States is a mature market, but it is not clear whether the fund includes such country in the definition.

Securities and Exchange Commission

April 6, 2016

Response #9

The Registrant has revised the disclosure in both the Summary and Statutory section of the Prospectus as follows in response to your comment. The Registrant notes to the staff that while United States is a mature market, it is not listed as an example in the disclosure because the Fund is an international fund.

To achieve its objective, the International Fund will invest primarily in equity securities of companies traded in mature markets (markets that already have a number of established companies, for example, Japan, Germany and France) and may invest in countries whose economies are still developing (sometimes called “emerging markets”).

Comment #10

Please confirm that the International Fund will not invest in lower-rated or defaulted debt securities (“junk bonds”) as a principal investment.

Response #10

The Registrant confirms that the International Fund may invest in lower-rated or defaulted debt securities (“junk bonds”) as a principal investment. In response to the staff’s Comment, the Registrant has added the following disclosure to both the Summary and Statutory discussions of the International Fund’s principal investment strategies:

The International Fund may also invest up to 20% of its assets in lower-rated or defaulted debt securities (including so-called “junk bonds”), corporate debt, comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies.

Further, the Registrant has added the following corresponding risks:

Summary Section:

  Junk Bond Risk. The risk that lower-rated or defaulted debt securities may fluctuate more in price, and are less liquid than higher-rated securities because issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy.

Securities and Exchange Commission

April 6, 2016

Statutory Section:

Lower-Rated and Unrated Debt Securities. Securities rated below investment grade, sometimes called “junk bonds,” and the type of unrated debt securities purchased by the International Fund, generally are considered to have more risk than higher-rated securities. They may also fluctuate more in price, and are less liquid than higher-rated securities. Their prices are especially sensitive to developments affecting the company’s business and to ratings changes, and typically rise and fall in response to factors that affect the company’s stock prices. Issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy, such as a recession or a sustained period of rising interest rates. The risk that the International Fund may lose its entire investment in defaulted bonds is greater in comparison to investing in non-defaulted bonds.

Comment #11

The International Fund’s name includes the term “international” and must therefore “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). Page 8 of the prospectus states that the fund “will invest primarily in equity securities of companies traded in mature markets (for example, Japan, Germany and France) and may invest in countries whose economies are still developing (sometimes called “emerging markets”).” Please clarify how the International Fund expects to invest in a number of countries throughout the world. Page 8 also states that the fund normally invests at least 60% of its total assets in foreign equity securities. Please clarify what you mean by “foreign.” Page 18 of the prospectus states that the “Fund determines an issuer’s economic ties to a particular country based on the location where such issuer is headquartered or incorporated, and the location from where the issuer derives at least 50% of its revenues or profits, if such location is other than the location where such issuer is headquartered or incorporated.” Please explain how the fund’s determination satisfies the “economically tied” test.

Securities and Exchange Commission

April 6, 2016

Response #11

The Registrant has revised the disclosure in the first paragraph of the principal investment strategies of both the Summary and Statutory sections of the Prospectus as follows in response to your comment:

To achieve its objective, the International Fund will invest primarily in equity securities of companies located anywhere in the world, including equity securities traded in mature markets (markets that already have a number of established companies, for example, Japan, Germany and France) and may invest in countries whose economies are still developing (sometimes called “emerging markets”). The International Fund particularly seeks companies that have financial strength and stability, strong management and fundamental value. The International Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.    Under normal circumstances, the Fund will invest in issuers located in at least three different countries (not including the U.S. although the Fund may also invest in U.S. issuers).   Normally, the International Fund invests at least 60% of its total assets in foreign (non-U.S.) equity securities. Equity securities are selected based on their price versus value, business quality, balance sheet strength among other factors. The International Fund also may invest up to 40% of its total assets in debt instruments (including those of foreign issuers), cash and cash equivalents. The International Fund may invest in debt securities generally without regard to their credit rating or time to maturity. The International Fund may also invest up to 20% of its assets in lower-rated or defaulted debt securities (including so-called “junk bonds”), corporate debt, comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies. Investment decisions for the International Fund are made without regard to the capitalization (size) of the companies in which it invests. The International Fund may invest in any size company, including large, medium and smaller companies.

With respect to the disclosure on page 18 of the Prospectus, the Registrant notes that footnote 42 indicates that the Division of Investment Management expects that investment companies that use the term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. The relevant portion of footnote 42 provides: “The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” This issue was memorialized in a June 4, 2012 letter reflecting an understanding between the staff and the Investment Company Institute (“ICI”). In it, the ICI reminded its members that while staff reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the staff had also acknowledged that no one approach to doing so is compulsory. The Registrant believes that footnote 42 and the ICI Letter reflect the staff’s understanding that an “international” fund is to be accorded more flexibility in the way it describes how it will invest internationally than a fund subject to Rule 35d-1. Therefore, the Registrant believes that the disclosure above as revised and the disclosure on page 18 (relating to domicile, presence and economic activities) satisfies the “economically tied” test and appropriately informs investors that the International Fund will primarily invest in non-US issuers.

Securities and Exchange Commission

April 6, 2016

Page 12 – Principal Investment Strategies (Investors Fund)

Comment #12

Explain in general terms how the fund’s adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

Response #12

The Registrant has added the following disclosure in response to your comment:

The Adviser will consider selling a security when it determines that such security no longer offers fundamental value or financial strength and stability.

Page 16 – Principal Risks (Investors Fund)

Comment #13

With respect to “Derivatives Risk,” the use of leverage is mentioned for the first time in the discussion of derivative contracts. Please add a plain English definition of what leverage is.

Response #13

The Registrant has revised the disclosure for both Funds as follows in response to your comment:

Derivatives Risk. The Investors Fund may use derivatives (including futures and forward contracts) to enhance returns or hedge against market declines. The Investors Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms. Leverage involves the use of various financial instruments or borrowed capital, such as margin, in an attempt to increase the return of an

Securities and Exchange Commission

April 6, 2016

investment. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Investors Fund. The use of leverage may also cause the Investors Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Investors Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Investors Fund’s share price. Because option premiums paid or received are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

Statement of Additional Information

Page 21 – Fundamental Investment Limitations

Comment #14

You state that the fund may not, “Invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry. Please add, “or group of industries” to the end of that sentence. See Item 16(c)(1)(iv) of Form N-1A.

Response #14

The Registrant has made the requested change.

Page 29 – Portfolio Managers

Comment #15

Please disclose the date as of which the information about portfolio managers’ compensation is provided. For example, the fund may state that, “As of the date of the SAI, . . . .” See Item 20(b), Instruction 1 of Form N-1A.

Response #15

The Registrant has revised the disclosure to state, “As of the date of the SAI . . .”

Securities and Exchange Commission

April 6, 2016

Page 60 – Appendix “B”

Comment #16

The appendix is labeled “Centerstone Investors LLC Proxy Voting Policy,” but the policy itself appears to have been omitted. Please provide the proxy voting policy in a subsequent filing.

Response #16

The Registrant confirms that it will include the complete proxy voting policy in the subsequent filing.

Securities and Exchange Commission

April 6, 2016

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum